Exhibit 99.1

Mobilicom Secures Design Win and Initial Order with Tier-1 Israeli Defense

Customer for New Loitering Munitions Platform

Multiple Solutions Selected for a Next-Generation, Short-to-Mid-Range, Soldier-Portable Loitering Munition Platform

Order Includes Recently Launched SkyHopper MultiBand and SkyHopper Tactical Solutions with ICE Electronic Warfare Resistance Software

Palo Alto, California, Aug. 05, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust communications solutions for drones and robotics, today announced a new design win with a Tier-1 Israel-based defense company a global leading loitering munitions provider for a next-generation, short-to-mid-range loitering munition platform. The design win expands Mobilicom’s relationship and technology footprint with the Tier-1 customer and broadens the deployment of the Company’s software and hardware offering to a new platform designed to meet the evolving needs of defense forces worldwide.

The customer’s selection followed a field testing under realistic operating scenarios, where Mobilicom’s recently launched SkyHopper Multiband solution demonstrated their ability to maintain connectivity over extended distances and within demanding operating environments.

“This repeat selection by a Tier 1 defense customer demonstrates how continued product innovation, combined with trusted, long-standing relationships, enables Mobilicom to address customers’ evolving operational needs,” said Oren Elkayam, Founder and CEO of Mobilicom. “Following successful field testing, our newly launched SkyHopper MultiBand and Tactical solutions were selected to meet the demanding communications and electronic warfare requirements of the customer’s next-generation loitering munition platform. This design win expands our technology footprint with an established Tier-1 customer and creates an opportunity to support the platform as it advances toward future mass production and global deployment.”

SkyHopper MultiBand is a secure software-defined radio (“SDR”) that combines broad spectrum coverage, adaptive frequency selection and Mobilicom’s ICE electronic warfare resistance software designed to maintain reliable communications in congested and interfered environments. SkyHopper Tactical extends these capabilities to ground operators through a wearable SDR supporting secure control, platform handoff and range extension. Together, they are designed to provide an integrated air-to-ground communications solution for drones, loitering munitions and other autonomous platforms.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the anticipated benefits and significance of the design win, the expected performance and capabilities of its solutions, the potential advancement of the customer’s platform toward future production and deployment, and the possibility of future business opportunities or additional orders. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Mobilicom Ltd

ir@mobilicom.com